ANNUAL NOTICE
May 1, 2024
ProtectiveRewards® Elite	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202‑0648 Telephone: 1‑800‑456‑6330 Fax: 205‑268‑6479 www.protective.com
This Annual Notice for the ProtectiveRewards® Elite Variable Annuity Contract, a group and individual flexible premium deferred variable and fixed annuity contract (the “Contract”) issued by Protective Life Insurance Company, provides certain updated information about your Contract since May 1, 2023. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Funds available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated November 24, 2014, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Protective Variable Annity Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 333-153041

FUND APPENDIX: FUNDS AVAILABLE UNDER THE CONTRACT	FUND-1

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Life Insurance Company. “You”, “your”, and “Owner” refer to the person(s) who has been issued a Contract.
Administrative Office Protective Life Insurance Company, P.O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).
Allocation Option Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Allocation Options are the Sub-Accounts of the Variable Account and the Guaranteed Accounts available in this Contract. An Allocation Option is also referred to as an “Investment Option.”
Annual Withdrawal Amount or AWA The maximum amount that may be withdrawn from the Contract each Contract Year after the Benefit Election Date without reducing the Benefit Base.
Annuity Commencement Date The date as of which the Annuity Value is applied to an Annuity Option.
Annuity Option The payout option under which the Company makes annuity income payments.
Annuity Value The amount we apply to the Annuity Option you have selected.
Code The Internal Revenue Code of 1986, as amended.
Contract  The ProtectiveRewards® Elite Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.
Contract Anniversary The same month and day as the Effective Date in each subsequent year of the Contract.
Contract Value  Prior the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.
Contract Year Any period of 12 months commencing with the Effective Date or any Contract Anniversary.
Covered Person The person or persons upon whose lives the benefits of a SecurePay rider or Protective Income Manager rider, as applicable, are based. There may not be more than two Covered Persons.
DCA Dollar cost averaging.
Death Benefit The amount we pay to the beneficiary if an Owner dies before the Annuity Commencement Date.
Effective Date The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.
Fund Any investment portfolio in which a corresponding Sub-Account invests.
Guaranteed Account The Fixed Account, the DCA Fixed Accounts and any other Allocation Option we may offer with interest rate guarantees.
Monthly Anniversary Date The same day each month as the Effective Date, or the last day of any month that does not have the same day as the Effective Date.
Net Amount at Risk The value of the death benefit minus the Contract Value.
Owner  The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.
Purchase Payment The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.
Qualified Plans Retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.
Sub-Account A separate division of the Variable Account.
Variable Account Protective Variable Annuity Separate Account, a separate investment account of Protective Life.
Written Notice A notice or request submitted in writing in a form satisfactory to the Company that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your Contract.
•
For updated Fund performance and fee information please see the FUND APPENDIX.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES AND EXPENSES
Charges for Early Withdrawals
If you surrender or make a withdrawal from your Contract within three (3) years (for Contracts issued on or after October 1, 2011) or two (2) years (for Contracts issued before October 1, 2011) following your last Purchase Payment and before the Annuity Commencement Date, you will be assessed a surrender charge of up to 7% on the amount of the withdrawal minus the annual free withdrawal amount. The surrender charge is based on cumulative Purchase Payments under the Contract.
For example, assume you purchased a Contract with a single Purchase Payment of $100,000 and surrender the Contract during the first Contract Year. Your free withdrawal amount is $10,000 (10% x $100,000) and is not subject to a surrender charge. You will be assessed a surrender charge of up to $6,300 (7% x $90,000) on the remaining amount of your surrender request.
For additional information about charges for surrenders and early withdrawals, see “FEES AND EXPENSES - Owner Transaction Expenses” and “CHARGES AND DEDUCTIONS – Surrender Charge (Contingent Deferred Sales Charge)” in the Prospectus.

Transaction Charges
In addition to surrender charges, you may also be assessed a fee for each transfer after the first 12 transfers in a Contract Year. Currently, we do not assess a charge for transfers.
Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.
The SecurePay Medical Evaluation Fee is assessed for each Covered Person when there is Joint Coverage under the SecurePay ME feature. Currently, this charge is $150 for Single Coverage and $300 for Joint Coverage. State variations may apply. See “SecurePay ME: Increased AWA for Certain Medical Conditions” for more information.
For additional information about transaction charges, see “FEES AND EXPENSES - Periodic Charges” and “CHARGES AND DEDUCTIONS” in the Prospectus.

FEES AND EXPENSES
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Annual Fee	Minimum	Maximum
Base contract (1)	1.68%	1.68%
Investment options (Fund fees and expenses) (2)	0.35%	2.11%
Optional benefits available for an additional charge (for a single optional benefit, if elected)
Death Benefit Fee
For Contracts issued before October 1, 2011:
Monthly Maximum Anniversary Value Death Benefit Fee (3)
CoverPay Fee (4)	0.20%	0.20%
-or-

ValuPay Fee (5) (Not available for Contracts issued on or after October 1, 2011.) (annual dollar amount per $1,000 of Net Amount at Risk on each Monthly Anniversary Day, beginning on the 13th Monthly Anniversary Day)
	$3.00 ($0.25 per month)	$227.28 ($18.94 per month)
SecurePay riders issued before May 1, 2009
SecurePay rider (6)	0.80%	0.95%
SecurePay rider with SecurePay R72 Benefit (6)	1.20%	1.40%
SecurePay rider with SecurePay GMAB (6)	0.95%	1.30%
SecurePay rider with SecurePay R72 Benefit and SecurePay GMAB (6)	1.35%	1.70%
SecurePay riders issued on or after May 1, 2009
SecurePay rider at time of Contract Purchase (6)	0.80%	0.95%
SecurePay rider under RightTime option (6)	0.90%	0.95%
SecurePay rider with SecurePay R72 Benefit at Contract Purchase (6)	1.20%	1.40%
SecurePay rider with SecurePay R72 Benefit under RightTime option (6)	1.30%	1.60%
Protective Income Manager rider (7)
Protective Income Manager rider at Contract Purchase	1.00%	2.00%
Protective Income Manager rider under RightTime option	1.10%	2.20%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the annual contract maintenance fee, the mortality and expense risk charge and the administration charge for the last fiscal year by the total average net assets attributable to the Contracts for that year.

(2)
As a percentage of Fund assets.

(3)
There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. If you purchased your Contract before October 1, 2011, you elected either the CoverPay Fee or the ValuPay Fee if you purchased the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider. For more information on these death benefit values and how they are calculated, please see the “Death Benefit” section of the prospectus as well as “Charges and Deductions, Death Benefit Fee.“

(4)
As an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date.

(5)
The ValuPay fee, only available on Contracts issued before October 1, 2011, is based on the Net Amount at Risk and the oldest Owner’s age. If the Net Amount at Risk remains the same, the ValuPay fee will increase over time as the age of the oldest Owner increases. (See “CHARGES AND DEDUCTIONS, ValuPay Fee.”)

(6)
As an annualized percentage of the Benefit Base on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date following election of the rider.The SecurePay Fee will vary depending on when you purchase the rider and whether or not you have selected an optional SecurePay feature. For additional information see “FEES AND EXPENSES - PERIODIC CHARGES (other than Fund expenses)” and “CHARGES AND DEDUCTIONS - SecurePay Fee” in the prospectus.
(7)
As an annualized percentage of Contract Value, beginning with the 1st Monthly Anniversary Day following election of the rider. The Protective Income Manager rider is not available with Contracts purchased before May 1, 2011. There are two versions of the Protective Income Manager rider depending on when the rider was purchased. The fee is the same under both versions of the rider, but we calculate the rider’s benefit differently under each version if joint life coverage is selected. In some cases, this difference may be substantial. See “PROTECTIVE INCOME MANAGER WITH RightTime OPTION” in the prospectus. The Protective Income Manager fee is a percentage of the greatest of: (a) the Contract Value on the fee calculation date; (b) the Contract Value on the later of the Rider Effective Date or the most recent Reset Date and, (c) if the rider is purchased on the Contract Effective Date, the sum of all Purchase Payments made within the first 120 days following the Contract Effective Date (this does not apply to fee calculations occurring during the 120-day period). If we increase the Protective Income Manager Fee, we will give you at least 30 days’ notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager Fee, and your Protective Income Manager rider will not terminate, but we will “lock in” your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries (meaning your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase). You will continue to be assessed your current Protective Income Manager Fee.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add surrender charges, that substantially increase costs.
Lowest Annual Cost: $2,066	Highest Annual Cost: $6,135
Assumes:	Assumes:

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Investment of  $100,000

•
5% annual appreciation

•
Least expensive combination of Base Contract fee and Fund fees and expenses

•
No optional benefits

•
No additional Purchase Payments, transfers or withdrawals

•
No sales charges

•
Investment of  $100,000

•
5% annual appreciation

•
Most expensive combination of Base Contract fee, optional benefits and Fund fees and expenses

•
No additional Purchase Payments, transfers, or withdrawals

•
No sales charges

For additional information about annual charges, please see “FEES AND EXPENSES - Periodic Charges” and “CHARGES AND DEDUCTIONS” in the Prospectus.
RISKS
Risk of Loss	You can lose money by investing in this Contract, including loss of principal. For additional information about the risk of loss, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, surrender charges and federal and state income taxes may apply.
Surrender charges may apply for up to three (3) years (for Contracts issued on or after October 1, 2011) or two (2) years (for Contracts issued before October 1, 2011) following your last Purchase Payment. Withdrawals will reduce your Contract Value and death benefit.
The benefits of tax deferral and living benefit protections also mean the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “DESCRIPTION OF THE CONTRACT,” “CHARGES AND DEDUCTIONS,” ”FEDERAL TAX MATTERS,” “TAXATION OF ANNUITIES IN GENERAL”and “QUALIFIED RETIREMENT PLANS” in the Prospectus.

RISKS
Risks Associated with Investment Options
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option (including the Guaranteed Account) has its own unique risks.
You should review the prospectuses for the available Funds and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

Insurance Company Risks
An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the Guaranteed Account), guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page.
For additional information about Company risks, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RESTRICTIONS
Investments
Currently, there is no charge when you transfer Contract Value among Investment Options. However, we reserve the right to charge $25 for each transfer after the first 12 transfers in any Contract Year in the future.
We reserve the right to remove or substitute Funds as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of our Fund selection criteria and/or if a Fund has not attracted significant contract owner assets.
For additional information about Investment Options, see “CHARGES AND DEDUCTIONS – Transfer Fee” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Selection of Funds” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Addition, Deletion or Substitutions of Investments” in the Prospectus.

Optional Benefits
If you elect a guaranteed lifetime withdrawal benefit rider:
•
The Investment Options available to you under the Contract will be limited.

•
Under the SecurePay rider, you may not make additional Purchase Payments two years or more after the Rider Issue Date or on or after the Benefit Election Date, whichever comes first. Under the Protective Income Manager rider, you may not make additional Purchase Payments under an automatic Purchase Payment plan.

•
Withdrawals from Contract Value that exceed the Annual Withdrawal Amount under a rider may significantly reduce or eliminate the rider benefits.

•
We may stop offering an optional benefit rider at any time.
If you purchased an optional death benefit, withdrawals may also reduce the benefit by an amount greater than the value withdrawn.
For additional information about the optional benefits, see “GUARANTEED LIFETIME WITHDRAWAL BENEFITS” and “DEATH BENEFIT - Selecting a Death Benefit” in the Prospectus.

TAXES
Tax Implications
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit or annuity income payments, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “FEDERAL TAX MATTERS” and “TAXATION OF ANNUITIES IN GENERAL” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
We pay compensation, in the form of commissions, non-cash compensation, and asset-based compensation, to broker-dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to the broker-dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The prospect of receiving, or the receipt of, asset-based compensation may provide broker-dealers and/or their registered representatives with an incentive to recommend continued investment in the Contracts over other variable insurance products (or other investments). You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the Contracts.
For additional information about compensation, see “DISTRIBUTION OF THE CONTRACTS” in the Prospectus.

Exchanges
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “TAXATION OF ANNUITIES IN GENERAL – Exchanges of Annuity Contracts” in the Prospectus.

FUND APPENDIX
FUNDS AVAILABLE UNDER THE CONTRACT
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 855-920-9713 or by sending an email request to prospectus@protective.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable(3)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2023)			SecurePay Rider and Protective Income Manager Rider Allocation Investment Category(2)
			1 Year	5 Year	10 Year
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - ClearBridge Investments, LLC	1.08%	12.62%	10.46%	6.83%	3
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - ClearBridge Investments, LLC	1.05%	8.12%	9.29%	7.62%	3
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.81%	33.12%	16.36%	11.33%	2
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.72%	10.38%	12.01%	8.31%	2
Allocation	Fidelity® VIP Freedom Funds - Freedom 2015 Portfolio℠ - Service Class 2	0.68%	10.64%	6.29%	4.93%	2
Allocation	Fidelity® VIP Freedom Funds - Freedom 2020 Portfolio℠ - Service Class 2	0.72%	12.22%	7.22%	5.48%	2
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.83%	35.89%	19.34%	14.51%	3
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class 2 - Geode Capital Management, LLC	0.35%	25.88%	15.27%	11.64%	2
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.63%	6.00%	1.72%	2.08%	1
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.82%	14.80%	12.17%	7.85%	3
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.90%	43.77%	13.76%	10.37%	3
Allocation	Franklin Income VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.71%	8.62%	6.98%	5.01%	2
Allocation	Franklin Mutual Shares VIP Fund - Class 2 - Franklin Mutual Advisers, LLC	0.93%	13.46%	7.82%	5.43%	2
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.90%	12.08%	13.75%	10.23%	2
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 - Franklin Mutual Advisers, LLC(1)	0.91%	12.75%	11.06%	7.04%	3
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	1.08%	26.74%	13.51%	8.96%	3
FUND-1

Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable(3)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2023)			SecurePay Rider and Protective Income Manager Rider Allocation Investment Category(2)
			1 Year	5 Year	10 Year
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 - Franklin Advisers, Inc.	0.77%	4.47%	0.22%	0.73%	1
International Equity	Goldman Sachs VIT International Equity Insights Fund - Service Class(1)	1.07%	18.43%	7.55%	3.19%	3
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Service Class(1)	0.94%	12.71%	11.20%	7.35%	2
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class(1)	0.99%	18.45%	13.48%	9.33%	3
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Service Class(1)	1.09%	11.11%	13.06%	7.82%	3
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Service Class(1)	1.06%	18.95%	9.76%	7.53%	3
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Service Class(1)	1.00%	41.65%	17.05%	12.88%	2
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Service Class(1)	0.78%	23.59%	13.37%	10.74%	2
U.S. Equity	Invesco® V.I. American Franchise Fund - Series II	1.11%	40.60%	15.88%	11.42%	3
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	15.29%	12.45%	6.98%	3
Allocation	Invesco® V.I. Balanced-Risk Allocation Fund - Series II(1)	1.13%	6.40%	4.66%	3.79%	1
U.S. Equity	Invesco® V.I. Capital Appreciation Fund - Series II(1)	1.05%	35.03%	16.10%	11.28%	3
U.S. Equity	Invesco® V.I. Comstock Fund - Series II	1.00%	12.10%	13.20%	8.65%	2
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.12%	12.85%	12.47%	9.52%	3
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	10.24%	9.64%	6.78%	2
International Equity	Invesco® V.I. EQV International Equity Fund - Series II	1.15%	17.86%	8.15%	4.07%	3
International Equity	Invesco® V.I. Global Fund - Series II	1.07%	34.45%	12.02%	8.21%	3
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series II(1)	1.17%	8.60%	1.04%	1.25%	1
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.94%	4.46%	0.42%	0.90%	1
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series II	1.00%	12.41%	11.49%	7.98%	2
U.S. Equity	Invesco® V.I. Main Street Fund® - Series II(1)	1.05%	22.83%	13.28%	9.74%	2
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.63%	4.53%	1.53%	0.94%	1
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.90%	6.34%	3.20%	3.51%	1
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC(1)	0.99%	15.94%	13.20%	10.20%	2
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC(1)	1.08%	14.33%	9.90%	7.06%	2
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	0.93%	12.95%	10.92%	7.88%	2
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.16%	10.40%	8.85%	7.20%	3
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.15%	14.97%	10.87%	6.57%	3
U.S. Equity	MFS® VIT Growth Series - Service Class(1)	0.98%	35.51%	15.59%	12.69%	2
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Service Class(1)	0.98%	23.70%	16.39%	12.44%	2
U.S. Equity	MFS® VIT Investors Trust Series - Service Class(1)	1.03%	18.66%	13.27%	10.00%	2
U.S. Equity	MFS® VIT New Discovery Series - Service Class(1)	1.12%	14.25%	10.81%	7.41%	3
FUND-2

Asset Allocation Type	Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable(3)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2023)			SecurePay Rider and Protective Income Manager Rider Allocation Investment Category(2)
			1 Year	5 Year	10 Year
U.S. Equity	MFS® VIT Research Series - Service Class(1)	1.04%	22.12%	14.13%	10.55%	3
Taxable Bond	MFS® VIT Total Return Bond Series - Service Class(1)	0.78%	7.13%	1.58%	1.96%	1
Allocation	MFS® VIT Total Return Series - Service Class(1)	0.86%	10.22%	8.27%	6.27%	2
Sector Equity	MFS® VIT Utilities Series - Service Class(1)	1.04%	-2.33%	8.05%	6.13%	3
U.S. Equity	MFS® VIT Value Series - Service Class(1)	0.94%	7.63%	11.07%	8.25%	2
Sector Equity	Morgan Stanley VIF Global Real Estate Portfolio - Class II - Morgan Stanley Investment Management Ltd(1)	1.10%	10.47%	0.30%	1.69%	3
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class	2.11%	3.88%	-1.40%	1.96%	1
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class	0.79%	4.87%	0.88%	0.82%	1
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class	0.94%	3.57%	3.05%	2.15%	1
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class	0.76%	5.80%	2.02%	1.76%	1
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class	0.85%	5.83%	0.98%	1.60%	1
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.46%	18.56%	11.84%	5.28%	3
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.39%	25.53%	9.90%	5.35%	3
International Equity	Templeton Foreign VIP Fund - Class 2 - Templeton Investment Counsel, LLC(1)	1.07%	20.76%	5.27%	1.28%	3
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.75%	2.88%	-2.13%	-0.66%	1
International Equity	Templeton Growth VIP Fund - Class 2 - Templeton Global Advisors, Ltd. Templeton Asset Management, Ltd.(1)	1.12%	21.01%	6.47%	3.24%	3

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
If you have purchased the SecurePay rider or Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The following table specifies the minimum and maximum percentages of your Contract Value that must be allocated to each of the four Investment Categories during the accumulation phase in order for you to remain eligible for benefits under the SecurePay Life rider (unless you are fully invested in a Benefit Allocation Model or a permissible single investment option). You can select the percentage of Contract Value to allocate to individual Funds within each group, but the total investment for all Funds in a group must comply with the specified minimum and maximum percentages for that group. See “ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS” in the Prospectus.

Investment Category	Minimum Allocation	Maximum Allocation
1	35%	100%
2	0%	65%
3	0%	30%

(3)
Please contact us if you any have questions about fund/portfolio availability.

FUND-3

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated November 24, 2014, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000069912